20013920

SEC Mail Processing

JUL 21 2020

Washington, DC

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: England Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 Wisconsin Avenue, Suite 480
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig W England (202) 386-6501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig W England, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of England Securities, LLC, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SHEENA MOORE
Notary Public, State of Texas
Comm. Expires 06-14-2024
Notary ID 129021324

Notary Public 07/17/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENGLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

As of March 31, 2020

With Report of Independent Registered Public Accounting Firm

ENGLAND SECURITIES, LLC

CONTENTS

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of England Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of England Securities, LLC as of March 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of England Securities, LLC as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of England Securities, LLC's management. Our responsibility is to express an opinion on England Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to England Securities, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as England Securities, LLC's auditor since 2015.

Kennett Square, Pennsylvania
July 17, 2020

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

England Securities, LLC
Statement of Financial Condition
March 31, 2020

ASSETS

Cash and cash equivalents	$ 251,407
Accounts receivable	99,669
Deposits	28,928
Prepaid expenses	4,682
Equipment and leasehold improvements, net	19,609
Due from affiliates	1,479
Deferred tax asset	54,555
Right-of-use assets, net	620,225
Total assets	$ 1,080,554

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accrued compensation expenses	$ 35,702
Accrued expenses	29,829
Deferred revenue	61,000
Lease liability	693,515
Total liabilities	820,046
MEMBER'S EQUITY	
Member's equity	260,508
Total liabilities and member's equity	$ 1,080,554

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization

England Securities, LLC (the "Company") was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of England & Company, LLC ("E&C").

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 10 years.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition - The Company's Investment Banking Revenues are earned from advisory engagements related to merger & acquisition advisory, private debt and equity placements, and other strategic initiatives of our clients. The Company's engagement letters with its clients are all cancelable with 30 days or less notice and are expected to last no longer than 12 months. Our compensation in such agreements typically includes periodic retainer fees (paid either upfront or monthly over the life of an engagement), as well as a success fee upon completion of the underlying transaction.

The Company recognizes revenues from providing advisory services as our obligations are fulfilled and collection is reasonably assured. A portion of our advisory revenues are recognized over time; however, the majority of our advisory revenues are recognized at a point in time. Certain advisory fees relate to specific activities (i.e., review of financial models and preparation of marketing materials), while other advisory services are provided on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, we recognize revenue relating to specific activities as the activities are completed. For ongoing advice, our clients are continuously benefitting from our counsel and our recognition of retainer fees matches the transfer of such benefits. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met, and it is probable that a revenue reversal will not occur in a future period.

Upfront fees and retainers specified in our engagement letters are recognized as services are performed. The Company records deferred revenues when it receives fees from clients that have not yet been earned. As of March 31, 2019, the Company had deferred recognition of $60,000 of such revenue, all of which was recognized over the twelve months ending March 31, 2020.

Leases - In February 2016, the FASB issued a new accounting pronouncement, ASU 2016-02 – Leases (Topic 842). The update requires that all leasing activity with terms of more than 12 months be recognized on the statement of financial condition with a right-of-use asset and a lease liability. The standards require entities to classify leases as either a financing or operating lease based on contractual terms. Lessees record a right-of-use asset and a corresponding lease liability based on the net present value of rental payments. The Company adopted the standard in 2019, under the modified retrospective approach. The adoption of Topic 842 resulted in recording a right-of-use asset and corresponding lease liability on the Company's statement of financial condition. Implementation of this accounting policy resulted in a $29,059 reduction in the Company's opening retained earnings as of April 1, 2019.

Income Taxes - Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized.

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of March 31, 2020 all accounts receivable are collectible. Therefore, no allowance has been established.

Note 3 – Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Note 4 – Leases

The Company has four office leases which have lease terms expiring from June 2020 through April 2023. In accordance with ASU 2016-02, a right-of-use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using discount rates from 4.00% to 4.25%, the Company's estimated incremental borrowing rate.

Future minimum lease payments under the office leases are as follows:

FY 2021	$ 447,497
FY 2022	200,728
FY 2023	88,527
FY 2024	7,389
	744,141
Less: discount to present value	123,917
Total	$ 620,224

Note 5 – Income Taxes

The provision (benefit) for income taxes for the Audit Period ending March 31, 2020 consists of the following:

	Current Taxes (Benefit)	Deferred Tax (Benefit)	Total Provision (Benefit)
Federal	$ 27,120	$ 3,712	$ 30,832
State	17,112	1,509	18,621
Total	$ 44,232	$ 5,221	$ 49,453

As of March 31, 2020, the Company had an NOL carryforward of $132,615 for federal and state income tax purposes; such NOL carryforward does not begin to expire prior to 2030. All tax years since January 1, 2015 are open to tax examination by authorities.

Note 6 – Retirement Plan

The Company sponsors a safe harbor 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to contribute $68,650 during the Audit Period ended March 31, 2020.

Note 7 – Related Party Transactions

In the normal course of business and for administrative convenience, the Company advances payment of certain operating expenses on behalf of affiliated entities of the Company. During the Audit Period,

the Company advanced $8,712 in such affiliate expense payments, of which $17 were unreimbursed as of March 31, 2020. During the Audit Period, an affiliate of the Company retained the services of the Company to perform consulting services for clients of the affiliate; the Company billed the affiliate $28,125 for these services, none of which was outstanding as of March 31, 2020. One officer of the Company has balances due to the Company totaling $957 from ordinary course activities. Additionally, an officer of the Company has provided a personal guarantee of certain of the Company's obligations for one of its office leases.

Note 8 – Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020, the Company had net capital of $51,585 which was $38,264 in excess of its required net capital of $13,321. The Company's ratio of aggregate indebtedness to net capital was 3.9 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 9 – Subsequent Events

Management has evaluated subsequent events through July 17, 2020, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that management believes would have material impact on the Company's financial statements.